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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

The Stephan Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

858603103

(CUSIP Number)

1850 West McNab Road, Ft. Lauderdale, FL 33309 (954) 971-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858603103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastchester Enterprises, Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With

	7.	Sole Voting Power 1,150,606

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,150,606

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 858603103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gunhill Enterprises, Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Florida.

Number of Shares Beneficially Owned by Each Reporting Person With

	7.	Sole Voting Power 1,150,606

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,150,606

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 858603103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Frank F. Ferola

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

	7.	Sole Voting Power 955,630

	8.	Shared Voting Power 14,305

	9.	Sole Dispositive Power 955,630

	10.	Shared Dispositive Power 14,305

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 969,935

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.01%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 858603103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Shouky A. Shaheen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

	7.	Sole Voting Power 327,306

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 327,306

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 327,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.39%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 858603103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Thomas M. D’Ambrosio

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

	7.	Sole Voting Power 240,964

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 240,964

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,964

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.43%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 858603103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John DePinto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☒

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With

	7.	Sole Voting Power 133,514

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 133,514

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.01%

14.	Type of Reporting Person (See Instructions)

IN

ITEM 1.	Security and Issuer

The Stephan Co. Common Stock

The Stephan Co. 1850 West McNab Road Fort Lauderdale, FL 33309

ITEM 2.			Identity and Background

The following persons are filing this statement as a group, as they may be deemed to beneficially own their shares of Common Stock as a group:

	1.	(a)	Eastchester Enterprises, Inc.
		(b)	1850 West McNab Road
Fort Lauderdale, Florida 33309
		(c)	Formed for the sole purpose of acquiring and owning the Common Stock of the Issuer
		(d)	No
		(e)	No
		(f)	Florida

	2.	(a)	Gunhill Enterprises, Inc.
		(b)	1850 West McNab Road
Fort Lauderdale, Florida 33309

		(c)	Formed for the sole purpose of acquiring and owning the Common Stock of the Issuer
		(d)	No
		(e)	No
		(f)	Florida

	3.	(a)	Frank F. Ferola, Sr.
		(b)	1850 West McNab Road
Fort Lauderdale, Florida 33309
		(c)	Director and Executive Officer of the Issuer, Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc.
		(d)	No
		(e)	No
		(f)	United States

	4.	(a)	Shouky A. Shaheen
		(b)	300 Northpark Office Park, Suite 710
3715 Northside Parkway, N.W.
Atlanta, GA 30327
		(c)	Director of the Issuer, Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc.; Director and Executive Officer of Shaheen & Co., Inc.
		(d)	No
		(e)	No
		(f)	United States

	5.	(a)	Thomas M. D’Ambrosio
		(b)	1850 West McNab Road
Fort Lauderdale, Florida 33309
		(c)	Director and Executive Officer of the Issuer, Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc.
		(d)	No
		(e)	No
		(f)	United States

	6.	(a)	John DePinto
		(b)	236 River Park Drive
Jupiter, FL 33477
		(c)	Director of the Issuer, Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc.
		(d)	No
		(e)	No
		(f)	United States

ITEM 3.		Source and Amount of Funds or Other Consideration

In connection with the Merger (as defined below), the purchase price of the stock is $4.50 per share for a total purchase price of $14,669,870.  Of this amount, $10,594,906 will be paid in cash at closing.  The remaining $4,074,964 will be paid in the form of interest-bearing promissory notes payable over a 42-month period.  The rate of interest will be 4.5%.  Approximately $5,500,000 of the amount to be paid in cash at closing will be borrowed from General Electric Capital Business Asset Funding Corporation and Merrill Lynch Business Financial Services, Inc.  The remainder of the purchase price payable at closing will be derived from working capital of the Issuer.

ITEM 4.	Purpose of Transaction

On April 30, 2003, The Stephan Co. (“Issuer”), Eastchester Enterprises, Inc. (“Eastchester”) and Gunhill Enterprises, Inc., a Florida corporation and wholly-owned subsidiary of Eastchester (“Gunhill”) entered into an Agreement and Plan of Merger (“Merger Agreement”) whereby the outstanding shares of Issuer’s common stock, $.01 par value, (the “Common Stock”) would be purchased by Gunhill and Gunhill would be merged with and into the Issuer (the “Merger”).  According to the Merger Agreement, the Surviving Corporation shall continue its existence under the name “The Stephan Co.”  The reporting persons initially acquired their shares of the Issuer’s Common Stock for investment purposes.  In connection with the Merger, the reporting persons transferred their shares of Common Stock to Eastchester.

The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective boards of directors and shareholders of the Issuer, Eastchester and Gunhill, any required or necessary regulatory approvals, the receipt from the parties’ respective counsel of favorable legal opinions with respect to the tax consequences and other legal matters of the transactions contemplated by the Merger Agreement, and the receipt by Eastchester of firm commitments for the financing of the transactions contemplated by the Merger Agreement.  The special committee of the Board of Directors of the Issuer received an opinion from its financial advisor, SunTrust Robinson Humphrey, that the per share Merger Consideration (as defined below) is fair from a financial point of view to the stockholders other than the reporting persons.

According to the Merger Agreement, each issued and outstanding share of common stock of Gunhill shall be converted into and become one fully paid and non-assessable share of common stock of the surviving corporation.  Each share of Common Stock that is owned by the Issuer, any subsidiary of the Issuer, Eastchester or Gunhill (other than converted common stock as mentioned previously) shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor.  Each issued and outstanding share of Common Stock of the Issuer (other than converted common stock as mentioned previously and other than those to be cancelled and retired) shall be converted into the right to receive from the Surviving Corporation $3.25 in cash and an unsecured, non-transferable promissory note of Eastchester or Gunhill in the principal amount of $1.25, bearing interest at the rate of 4.5% per annum, with equal payments of principal, together with accrued interest thereon, payable semi-annually over a 42-month period (the cash and notes are collectively the “Merger Consideration”).

Upon the Effective Time (as defined in the Merger Agreement) of the Merger, all issued and outstanding shares of Common Stock to be converted for cash or notes shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each legal owner of record of a stock certificate that represents one or more shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

From and after the Effective Time, Gunhill’s articles of incorporation and by-laws in effect immediately prior to the Effective Time shall become the Articles of Incorporation and By-laws of the Surviving Corporation.  From and after the Effective Time, the persons who are directors and officers of Gunhill immediately prior to the Effective Time shall be the directors and officers (in the same respective offices then held) of the Surviving Corporation, respectively.  All directors of Eastchester who are not also directors of Gunhill shall resign their positions as directors of Eastchester as of the Effective Time.

Pursuant to the Merger Agreement, promptly after the Effective Time the Surviving Corporation shall take all actions necessary to terminate the shares of Common Stock from listing and registration with the AMEX, in accordance with the AMEX Constitution and Rules ¶10,379A, Section 1010, and Rules 12d2-2 and 12g-4(a) promulgated under the Exchange Act, including by delivering a copy of Form 15 to the AMEX.

ITEM 5.	Interest in Securities of the Issuer

(a) – (b)

Name of Beneficial Owner	Number of Shares Beneficially Owned (1)(2)	Percentage of Class (3)

Eastchester Enterprises, Inc.	1,150,606	26.1%
Gunhill Enterprises, Inc.	1,150,606 (4)	26.1%
Frank F. Ferola	969,935 (5)	20.01%
Shouky A. Shaheen	327,306	7.39%
Thomas M. D’Ambrosio	240,964	5.43%
John DePinto	133,514	3.01%

          (1)  Beneficial ownership, as reported in the above table, has been determined in accordance with Rule 13d-3 under the Exchange Act.  Unless otherwise indicated, beneficial ownership includes both sole voting and sole dispositive power.

           (2)  Includes the following shares that may be acquired upon the exercise of options held by the specified person within 60 days of the date of this report:  Mr. D’Ambrosio – 24,250; Mr. DePinto – 25,310; Mr. Ferola – 437,000; and Mr. Shaheen – 20,248.

           (3)  Based on 4,410,577 shares of Common Stock outstanding as of March 14, 2003.

           (4)  Gunhill Enterprises, Inc. owns 0 shares of Common Stock directly, but may be deemed to be the beneficial owner of 1,150,606 shares of Common Stock because it is a wholly-owned subsidiary of Eastchester Enterprises, Inc.

           (5)  Includes 14,305 shares owned by Mr. Ferola’s personal charitable foundation, of which Mr.

Ferola is a co-trustee.

(c)	None.
(d)	None.
(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Eastchester and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto (collectively, the “Shareholders”) entered into a Shareholders’ Agreement (the “Agreement”) with respect to the securities of the Issuer whereby each of the Shareholders is obligated to contribute his Common Stock to Eastchester for the purpose of effecting the Merger.  After the Merger, the Issuer will become a wholly-owned subsidiary of Eastchester.  The Agreement prohibits the Shareholders from voluntarily or involuntarily transferring, assigning, selling or conveying any interest in his shares of Eastchester, whether now owned or hereafter acquired, except in accordance with the Agreement

If any Shareholder desires to sell his shares during his lifetime, he must first submit a written request for approval from Eastchester.  Eastchester has the first option to purchase all, but not less than all, of the shares of the transferor Shareholder for a price (the “Option Price”) equal to the lesser of (1) the price disclosed in the written notice to Eastchester or (2) a pre-determined price set forth in the Agreement.  If Eastchester fails to exercise its first option to purchase the transferor Shareholder’s shares, then the other Shareholders have a second option to purchase pro rata all, but not less than all, of the shares of the transferor Shareholder for the Option Price.  If neither Eastchester nor the Shareholders exercise their options, then the transferor Shareholder is free for a period of 90 days to transfer his shares in accordance with the terms of the Agreement.

In addition, notwithstanding anything to the contrary contained in the Agreement, in the event that (i) a vote is taken with respect to certain items described in the Agreement for which the affirmative vote of 78% of the outstanding shares are needed for approval; (ii) such action is approved by at least 78% of the outstanding shares; and (iii) Thomas M. D’Ambrosio voted all of his shares against taking such action, then Mr. D’Ambrosio shall have the right and option during the 90 day period following such vote, to require Eastchester to purchase all, but not less than all, of his stock in Eastchester for a pre-determined price set forth in the Agreement.

The Agreement also contains, among other things, provisions regarding the disposition of shares upon the death of a Shareholder, actions that may not be taken by or on behalf of Eastchester without the unanimous vote of the outstanding shares of Eastchester, the election of directors and the election of officers.

ITEM 7.	Material to Be Filed as Exhibits

(1)  Loan proposals regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 3 (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K to be filed by the Issuer on May 8, 2003).
(2)  Agreement and Plan of Merger referenced in Item 4 (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K to be filed by the Issuer on May 8, 2003).
(3)  Form of Shareholders’ Agreement referenced in Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2003

Date

/s/ Frank F. Ferola

Signature

Frank F. Ferola, President

Name/Title